UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

6F, Building A

1188 Wan Rong Road

Shanghai, People’s Republic of China 200436

+86 021-61806588

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

On April 29, 2025, NETCLASS TECHNOLOGY INC (the “Company”) issued an aggregate of 1,350,000 Class A ordinary shares of the Company (the “Shares”) under Company’s 2025 Share Incentive Plan (the “Plan”) to certain employees and consultants of the Company as compensation for their continued service in the Company.

The shares were issued pursuant to a registration statement on S-8 (File No. 333-286348).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: May 6, 2025	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

3